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                           CAMCO FINANCIAL CORPORATION


                               September 23, 2005


VIA EDGAR
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Ms. Joyce Sweeney, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

                  Re:      Camco Financial Corporation ("Camco")
                           File No. 000-25196
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Dear Ms. Sweeney:

     The following information is provided in response to your comment letter dated September 8, 2005, pertaining to Form 10-K for the year ended December 31, 2004. The response below is keyed to your comment.

Item 9A. Controls and Procedures, page 75

1. During the audit for fiscal year end December 31, 2004, Camco's auditors raised a question about Camco's identification and evaluation of specific loans in accordance with FAS 114. Camco's policy at the time stated that a non-homogeneous loan should be evaluated for purposes of FAS 114 only when it was delinquent 90 days or more. However, at year-end, management was including in the FAS 114 evaluation certain loans that were less than 90 days delinquent. Further, when such a loan was identified, management utilized an internal analysis to determine the fair value of collateral rather than obtaining a third-party appraisal. As a result, it was determined by management that more specific procedures should be developed to explain the process for identifying and evaluating non-homogeneous loans under FAS No. 114.

          Management did not believe it was clear that this issue constituted a material weakness. However, after extensive discussions with Camco's auditors, management decided to conservatively categorize the issue as a material weakness.

          Although management concluded that there was a material weakness in Camco's internal control over financial reporting as of December 31, 2004, management believes Camco's disclosure controls were effective. While the identified material weakness could have caused the allowance for loan losses to be materially misstated, it would not have caused the footnote disclosure regarding the identification of FAS 114 loans to be materially misstated. Therefore, management believes that this issue affected only the internal controls, defined in Rules 13a-15 and 15d-15 of the Exchange Act as the processes designed "to provide reasonable assurance regarding the reliability of financial reporting and the


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Ms. Joyce Sweeney
September 23, 2005
Page 2

     preparation of financial statements for external purposes in accordance with generally accepted accounting principles." Because all impaired loans were identified and reported to management, management believes that the disclosure controls, defined in Rules 13a-15 and 15d-15 as the "controls and other procedures . . . that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits . . . is recorded, processed, summarized and reported, within the time periods specified . . .," were effective.

          As a result of the above, Camco does not believe that any amendment to its Form 10-K for the period ending December 31, 2004 is required.



       Please contact the undersigned at (740) 435-2055 with any questions you may have concerning the preceding response.

                                         Very truly yours,

                                         /s/ Mark A. Severson

                                         Mark A. Severson
                                         Chief Financial Officer